I, Rena Andrews, certify that:

(1) the financial statements of Lalita, Inc, included in this Form are true and complete in all material respects; and

(2) the tax return information of Lalita, Inc, included in this Form reflects accurately the information reported on the tax return for Lalita, Inc, filed for the fiscal year ended 2016.

_____Rena Andrews_____

Owner

3/3/2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.